VERO3 LIMITED

CONSOLIDATED REVIEWED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Vero3 Limited
Cheyenne, Wyoming

We have reviewed the accompanying consolidated financial statements of Vero3 Limited (the "Company"), which comprises the consolidated balance sheets as of December 31, 2024, and the related consolidated statement of operations, consolidated statement of stockholders' equity, and consolidated cash flows for the year ending December 31, 2024, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

June 18, 2025
Los Angeles, California

VERO3 LIMITED

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

As of December 31,		2024
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	2,995
Total Current Assets		**2,995**
Intangible Assets		-
Total Assets	**$**	**2,995**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	-
Current Portion of Related Party Loans		1,180,390
Total Current Liabilities		**1,180,390**
Total Liabilities		**1,180,390**
STOCKHOLDERS' EQUITY		
Common Stock		200
Accumulated Deficit		(1,059,836)
Non-controlling interest (10%)		(117,760)
Total Stockholders' Equity		**(1,177,395)**
Total Liabilities and Stockholders' Equity	**$**	**2,995**

See accompanying notes to financial statements.

VERO3 LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,	2024
(USD $ in Dollars)	
Net Revenue	$ -
Cost of Goods Sold	-
Gross Profit/ (Loss)	**-**
Operating Expenses	
General and Administrative	73,941
Business Development	40,793
Project Development	280,366
Land Management Costs	127,600
Total Operating Expenses	**522,700**
Net Operating Loss	**(522,700)**
Interest Expense	-
Other Loss/(Income)	(6)
Loss Before Provision for Income Taxes	**(522,694)**
Provision/(Benefit) for Income Taxes	-
Net Loss	**$ (522,694)**
Attributable to Vero3 (90%)	$ (470,425)
Attributable to NCI (10%)	$ (52,269)

See accompanying notes to financial statements.

VERO3 LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)

(in , $US)	Common Stock		Consolidated Accumulated Deficit	Non-Controlling Interest	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2023	-	$ -	$ -	$ -	$ -
Issuance of stock	1,000,000	100	-	-	100
Acquisition of Prime Lithium LLC under common control	1,000,000	100	(589,411)	(65,490)	(654,801)
Net Loss	-	-	(470,425)	(52,269)	(522,694)
Balance—December 31, 2024	**2,000,000**	**$ 200**	**$ (1,059,836)**	**$ (117,760)**	**$ (1,177,395)**

See accompanying notes to financial statements.

VERO3 LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
 (UNAUDITED)

For the Year Ended December 31,		2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(522,694)
Changes in Operating Assets and Liabilities:		
Accounts Payable		(393)
Net Cash Used In Operating Activities		**(523,087)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Used in Investing Activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Shareholder Loans		525,882
Issuance of stock		200
Net Cash Used in Financing Activities		**526,082**
Change in Cash & Cash Equivalents		**2,995**
Cash & Cash Equivalents —Beginning of The Year		-
Cash & Cash Equivalents—End of The Year	$	**2,995**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$	-

See accompanying notes to financial statement

1.   NATURE OF OPERATION

Vero3 Limited was incorporated on November 12, 2024, in the State of Wyoming. On December 10, 2024, the Company acquired a 90% equity interest in Prime Lithium LLC, an entity organized on June 16, 2021, in the State of Delaware, through the issuance of 1,000,000 shares of its common stock to Vero 3 Holdings Limited. The transaction was accounted for as a transfer of entities under common control in accordance with ASC 805-50. Accordingly, the accompanying consolidated financial statements have been retrospectively adjusted to include the financial position and results of operations of Prime Lithium LLC as if the combination had occurred on January 1, 2024. The consolidated financial statements of Vero3 Limited (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cheyenne, Wyoming.

Vero3 Limited (Vero3) is a Wyoming industrial business innovating carbon management to produce critical minerals and clean water for America. The company's primary project is the development and eventual commercial operation of the Rock Springs Uplift Carbon, Lithium, Water Project (RSU Project) located directly adjacent to the Jim Bridger Power Plant (JBPP) in the County of Sweetwater, Wyoming. The RSU Project is potentially one of the largest permanent carbon storage hubs in the world, one of the lowest-cost lithium producers globally and potentially one of the largest lithium producers in the United States. Once in production it is expected to permanently sequester 3 million tonnes of carbon dioxide, produce 2.3 billion gallons of clean water and 9,000 tonnes of lithium carbonate equivalent (LCE) per annum. The project will operate via a closed-loop process pathway that ensures zero waste, a minimal operational footprint, and excellent environmental credentials.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

On December 10, 2024, the Company acquired a 90% equity interest in Prime Lithium LLC, an entity organized on June 16, 2021, in the State of Delaware, through the issuance of 1,000,000 shares of its common stock to Vero 3 Holdings Limited. The transaction was accounted for as a transfer of entities under common control in accordance with ASC 805-50. Accordingly, the accompanying consolidated financial statements have been retrospectively adjusted to include the financial position and results of operations of Prime Lithium LLC as if the combination had occurred on January 1, 2024.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Revenue Recognition
The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Research and Development Costs
Costs incurred in the research and development of the Company's product are expensed as incurred.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 18, 2025, which is the date the financial statements were available to be issued.

3.   DEBT

Related Party Loans

At December 31, 2024, the Company has a loan from Vero3 Holdings Limited, which owns 100% of Vero3 Limited. The loan is with Prime Lithium LLC and has been used to fund the operations in Wyoming.

| | | | | | As of December 2024 | | |
| | | | | | Current Portion | Non-Current Portion | Total Indebtedness |
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date			
Vero3 Holdings Limited	$ 1,236,980	0%	Fiscal Year 2024	31/12/2026	$ 1,180,390	$ -	$ 1,180,390
Total	**$ 1,236,980**				**$ 1,180,390**	**$ -**	**$ 1,180,390**

4.   EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock with no par value. As of December 31, 2024, 2,000,000 shares of common stock have been issued and were outstanding.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of Preferred Stock with no par value. As of December 31, 2024, no preferred shares had been issued or were outstanding

5.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, consists of the following:

For the Year Ended December 31,	2024
Net Operating Loss	$ (98,789)
Valuation Allowance	98,789
Net Provision For Income Tax	**$ -**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024, are as follows:

As of December 31,	2024
Net Operating Loss	$ (98,789)
Valuation Allowance	98,789
Total Deferred Tax Asset	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $470,425. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

6. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. RELATED PARTY TRANSACTIONS

At December 31, 2024, the Company has a loan from Vero3 Holdings Limited, which owns 100% of Vero3 Limited. The loan is with Prime Lithium LLC and has been used to fund the operations in Wyoming. The loan bears no interest rate, and the maturity date is set to December 31, 2026. As of December 31, 2024, the outstanding balance of the loan is $1,180,390.

8. SUBSEQUENT EVENTS

On June 9, 2025, the Company's Board of Directors approved a forward stock split of the Company's common stock at a ratio of 6.25-for-1 (the "Stock Split"), effective as of the close of business on that date. As a result of the Stock Split, each share of common stock issued and outstanding was reclassified into 6.25 shares of common stock, with no change to the total authorized number of shares or par value. All additional shares resulting from the Stock Split were distributed on a pro-rate basis to shareholders of record as of the effective date.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $522,700, an operating cash flow loss of $523,087, and liquid assets in cash of $2,995, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.